Getinge announces that Datascope’s EVH business will be sold to Sorin Group
Press release November 26, 2008
As previously announced, Getinge has made a public tender offer to the shareholders of Datascope Corp. In order for the acquisition to be completed, the competition authorities in Germany and the U.S. must grant their approvals. The German competition authority granted its unconditional approval on October 24, 2008.
Datascope today announced that it has entered into an agreement to sell its EVH business to Sorin Group, a company developing medical technologies for cardiac surgery. The transaction is contingent on the closing of the acquisition of Datascope by Getinge as well as the satisfaction of other typical conditions. The agreement will be reviewed by the U.S. competition authority.
Getinge, November 26, 2008
Getinge AB (publ)
www.getingegroup.com
For further information:
Ulf Grunander, CFO
+46 (0)35 15 55 00
The information provided herein is such that Getinge AB can be obligated to disclose pursuant to the Securities and Clearing Operations Act and/or the Financial Instruments Trading Act.